UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 10)
Under the Securities Exchange Act of 1934*

Maxeon Solar Technologies, Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

Y58473102
(CUSIP Number)

Tian Lingling
TCL Zhonghuan Renewable Energy Technology Co., Ltd.
No. 10 South Haitai Road
Huayuan Industrial Park, Hi-tech Industrial Zone
Tianjin, 300384
People’s Republic of China
+86-22-23789766-3203
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZS”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,959,362

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,959,362

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,959,362

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

2

1	NAMES OF REPORTING PERSONS
TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZS Parent”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,959,362

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,959,362

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,959,362

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3

This Amendment No. 10 (this “Amendment No. 10”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons named therein with the Securities and Exchange Commission on September 8, 2020, as amended by Amendment No.1 filed on April 22, 2021, as further amended by Amendment No.2 filed on August 18, 2022, as further amended by Amendment No.3 filed on May 17, 2023, as further amended by Amendment No.4 filed on May 24, 2023, as further amended by Amendment No.5 filed on June 17, 2024, as further amended by Amendment No.6 filed on June 21, 2024, as further amended by Amendment No.7 filed on July 22, 2024, as further amended by Amendment No.8 filed on August 21, 2024, and as further amended by Amendment No.9 filed on September 4, 2024 (as amended, the “Schedule 13D”) with respect to the ordinary shares, no par value (the “Ordinary Shares”) of Maxeon Solar Technologies, Ltd. (the “Issuer”).  Except as specifically amended and supplemented by this Amendment No. 10, the Schedule 13D remains in full force and effect.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

Entry Into Term Sheet

On November 25, 2024, TZS Parent and the Issuer entered into a partially binding term sheet (the “Term Sheet”), whereby, on the terms and subject to the conditions set forth therein, TZS Parent and/or its subsidiaries agreed to (i) purchase and the Issuer agreed to sell the Issuer’s non-US, “rest-of-the-world” distributed generation business through the purchase and sale of 100% of the equity interests in certain direct and indirect non-U.S. subsidiaries of the Issuer organized under the laws of the following jurisdictions:  Malta, United Kingdom, Israel, Italy, Germany, the Netherlands, Spain, Mexico, Belgium, Australia, Chile, Korea, and Japan (collectively, the “Target Entities”); and (ii) the possible ancillary sale by the Issuer to TZS Parent of certain French entities and their subsidiaries (the “French Entities”), to the extent the Issuer elects to exercise a put option (the “Put”) in relation to the proposed sale of these French entities, which Put under French labor laws may only be exercised after the relevant works council has been informed and consulted with regard to the proposed transaction subject to the Put (collectively, the “Potential Acquisition”).

In connection with the Potential Acquisition, the Term Sheet provides that the Issuer will also contribute via transfer, assignment, conveyance or delivery to TZS Parent, of the following assets to be agreed upon between the parties at the time of the execution of the definitive purchase agreement with respect to the Potential Acquisition (the “Other Assets” and together with the Target Entities, the “Transferrable Assets”):

•	the rights, title and interest in certain trademarks existing outside of the United States;
•	certain tangible and intangible assets, contracts and business relationships which pertain to the Issuer’s non-U.S. “rest-of-the-world” distributed generation business; and
•	certain transferable infrastructure, contracts and business relationship, which enable the operation of the Issuer’s non-US, “rest-of-the-world” distributed generation business.

The Term Sheet provides that the purchase price (the “Purchase Price”) shall be equal to the fair market value, minus any Assumed Liabilities (as defined below) not included in the fair market value calculation and Intercompany Debt (as defined below) that is not settled prior to the closing, of the Transferable Assets and French Entities as of August 31, 2024, as determined by an independent valuation report prepared by a reputable valuation firm mutually acceptable to the parties (the “Valuation Report”).  If the Valuation Report provides a range for the market value, the Purchase Price shall be equal to the mid-point of the range.

In connection with the Potential Acquisition, the Term Sheet provides that TZS Parent or one of its affiliates shall also assume certain liabilities (exclusive of all Intercompany Debt involving the Target Entities) which pertain to the Issuer’s non-US, “rest-of-the-world” distributed generation business and recorded as total liabilities in that certain pro forma financial presentation as of August 31,2024, prepared upon certain agreed-upon-procedures (the “AUP Report”) based on the Issuer’s balance sheet included in the AUP Report (the “Assumed Liabilities”).  The Issuer and TZS Parent will work together to agree in good faith on any changes to the Assumed Liabilities, particularly those liabilities arising between August 31, 2024 and the closing of the Potential Acquisition (other than accounts payable owed to TZS Parent or its affiliates).  Prior to closing of the Potential Acquisition of the Transferable Assets, and, as the case may be, of the acquisition of the French Entities, the parties will work together to effect offsetting of all intercompany debt involving the Target Entities and French Entities (collectively, the “Intercompany Debt”) in the most tax effective manner through novation thereof.

The Purchase Price shall be paid in several installments after November 25, 2024 (the “Signing Date”) through the closing date of the Potential Acquisition, with the amounts of each installment and number of installments to be further discussed and agreed upon between the Issuer and TZS Parent starting from the Signing Date; provided, that the first installment shall be no less than $10 million (the “First Installment”) and the final installment representing the remainder of the Purchase Price to be paid will be paid on the closing date of the Potential Acquisition.

The closing of the Potential Acquisition is subject to entering into a mutually agreed upon definitive purchase agreement and transitional support services agreement, obtaining a fairness opinion from Deloitte & Touche Financial Advisory Services Pte Ltd. confirming that the terms of the Potential Acquisition of the Transferable Assets and, as the case may be the acquisition of the French Entities, are fair from a financial perspective, requisite approvals by the Issuer’s board of directors (including the audit committee of the Issuer’s board of directors), obtaining certain regulatory approvals and consents, and satisfying certain notification requirements.

The Term Sheet automatically terminates at 11:59 p.m. C.S.T on December 31, 2024. With the exception of certain identified provisions, including the Purchase Price, governing law, dispute resolution, fees and expenses and termination provisions, the rest of the Term Sheet does not constitute a legally binding obligation on either party.

Entry Into Second Term Sheet

On November 25, 2024, TZS Parent and the Issuer also entered into a partially binding term sheet (the “Second Term Sheet”), whereby, on the terms and subject to the conditions set forth therein, TZS Parent and/or its subsidiaries agreed to purchase and the Issuer agreed to sell all of the equity interests in SunPower Philippines Manufacturing Ltd, a Cayman incorporated legal entity and wholly owned indirect subsidiary of the Issuer (“SPML” and the transaction, the “SPML Transaction”).  In connection with the SPML Transaction, TZS Parent will also acquire any specifically identified assets and liabilities , associated with the business activities within the country of Philippines that are held by the Issuer or its subsidiaries (the “Specified Assets and Liabilities”  and together with SPML, the “Target Assets”), with a list of such Specified Assets and Liabilities to be identified by the parties prior to signing of the definitive purchase agreement.  None of the Target Assets will be comprised of any intellectual property owned by the Issuer or other assets, including information, owned or controlled by the Issuer outside of the Philippines, which have not been specifically identified.

The Second Term Sheet provides that the purchase price for the SPML Transaction (the “Final Consideration”) will be based on:  (i) the AUP Report, including the additional Specified Assets and Liabilities not owned by SPML or its subsidiary, and (ii) valuation report(s) provided by Colliers International identifying the fair market value of SPML and of SPML’s assets and real estate interests (the “Collier’s Valuation Report”).

The Second Term Sheet provides that the Final Consideration shall be paid in several installments after November 25, 2024 until the closing of the SPML Transaction.  The amounts of each installment and number of installments shall be further discussed and agreed upon between the Issuer and TZS Parent following the signing date of the Second Term Sheet, with the first installment being in the amount of $30 million.

For a period of twelve months following the closing the SPML Transaction, TZS Parent undertakes not to resell the shares in SPML for a value greater than the Final Consideration or any assets owned by SPML and its subsidiary at closing of the SPML Transaction, for a value greater than the one stated in the Collier’s Valuation Report.

Following the closing, the parties will cooperate to allow the Issuer to carry out certain R&D activities related to its next generation IBC technology and as part of these R&D activities, the Issuer will contribute employees with relevant knowledge to form the development team and 50% of the operational expenses incurred, while TZS Parent will contribute right-to-use of the Target Assets  and  the other half of the operational expenses.  Any intellectual property developed from such R&D activities will be jointly owned by the Issuer and TZS Parent.  The parties will work together with any third party interested in utilizing the Target Assets to manufacture IBC products or similar products and achieve reasonable and sustainable arrangements on joint ventures, intellectual property licensing and/or global distributions with such third party. Without the prior written consent of the Issuer, TZS Parent is not permitted to allow access or sell any intellectual property owned by the Issuer and/ or tools and processes based on such intellectual property, as well as access to employees with relevant knowledge.

The closing of the SPML Transaction is subject to entering into a mutually agreed upon definitive purchase agreement (including a transitional services agreement pursuant to which both the Issuer and TZS Parent will provide each other with certain transitional services), receipt of the Collier’s Valuation Report, requisite approvals by the Issuer’s board of directors (including the audit committee of the Issuer’s board of directors), obtaining certain regulatory approvals and consents, and satisfying certain notification requirements.

The Second Term Sheet automatically terminates at 11:59 p.m. C.S.T on December 31, 2024. With the exception of certain identified provisions, including the Final Consideration, governing law, dispute resolution, fees and expenses and termination provisions, the rest of the Second Term Sheet does not constitute a legally binding obligation on either party.

There can be no assurance that the transactions contemplated in either the Term Sheet or the Second Term Sheet will be consummated.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Ordinary Shares and/or other securities of the Issuer; (ii) disposing of any or all of their Ordinary Shares and/or other securities of the Issuer; (iii) engaging in hedging or similar transactions with respect to the securities of the Issuer; (iv) causing or facilitating changes to the capitalization, corporate structure or governing documents of the Issuer; (v) acquiring additional assets of the Issuer and/or its subsidiaries, or (vi) proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 10 are incorporated herein by reference. As of the date hereof, TZS is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TZS Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 9,959,362 Ordinary Shares held by TZS, representing in the aggregate approximately 59.6% of the outstanding Ordinary Shares (such percentage is based on 16,710,527 Ordinary Shares outstanding as of November 24, 2024, according to information provided by the Issuer to the Reporting Persons).

(c) During the past sixty days, the Reporting Persons have not effected any transactions in the Issuer’s Ordinary Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment No. 10 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2024

TCL Zhonghuan Renewable Energy Technology Co., Ltd.

By:	/s/ Zhang Changxu
Name:	Zhang Changxu
Title:	Authorized Signatory

Zhonghuan Singapore Investment and Development Pte. Ltd.

By:	/s/ Zhang Changxu
Name:	Zhang Changxu
Title:	Authorized Signatory